FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Agenda for ordinary general shareholders’ meeting to be held on on 28 March 2014

BANCO SANTANDER, S.A.

Ordinary general shareholders’ meeting

The board of directors of this Bank has resolved to call the shareholders to the ordinary general shareholders’ meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 28 March 2014 at 9:30 a.m., on second call, in the event that, due to failure to reach the required quorum, such meeting cannot be held on first call, which is also hereby convened to be held at the same place and time on 27 March 2014, in order for the shareholders to consider and resolve upon items One through Fourteen, and also to provide a consultative vote on item Fifteen of the following

AGENDA

One.-	Annual accounts and corporate management.

One A.
Examination and, if appropriate, approval of the annual accounts (balance sheet, profit and loss statement, statement of recognised income and expense, statement of changes in total equity, cash flow statement, and notes) of Banco Santander, S.A. and its consolidated Group, all with respect to the Financial Year ended 31 December 2013.

One B.	Examination and, if appropriate, approval of the corporate management for Financial Year 2013.

Two.-	Application of results obtained during Financial Year 2013.

Three.-	Board of directors: appointment, re-election or ratification of directors.

Three A	Ratification of appointment and re-election of Mr José Javier Marín Romano.
Three B.	Ratification of appointment of Mr Juan Miguel Villar Mir.
Three C.	Ratification of appointment and re-election of Ms Sheila Bair.
Three D.	Re-election of Ms Ana Patricia Botín-Sanz de Sautuola y O’Shea.
Three E.	Re-election of Mr Rodrigo Echenique Gordillo.
Three F.	Re-election of Ms Esther Giménez-Salinas i Colomer.
Three G.	Re-election of Mr Vittorio Corbo Lioi.

Four.-	Re-election of the Auditor for Financial Year 2014.

Five.-
Authorisation for the Bank and its subsidiary companies to acquire treasury shares under the provisions of articles 146 and 509 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital), depriving the authorisation granted by the ordinary general shareholders’ meeting of 11 June 2010 of effect in the portion unused.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Six.-
Bylaws. Amendment of articles 42 (qualitative composition of the board), 48 (the executive chairman), 49 (other managing directors), 50 (committees of the board of directors), 53 (audit and compliance committee), 54 (appointments and remuneration committee), 58 (compensation of directors), 59 (transparency of the director compensation system) and 62 (submission of the annual accounts), in addition to inclusion of two new articles 49bis (coordinating director) and 54bis (risk supervision, regulation and compliance committee).

Six A.
Adaptation of Bylaws to Order ECC/461/2013 and to Royal Decree-Law 14/2013: amendment of articles 42 (qualitative composition of the board), 58 (compensation of directors) and 59 (transparency of the director compensation system).

Six B.
Other amendments as regards corporate governance fundamentally arising out of the requirements of Capital Requirements Directive IV (Directive 2013/36/EU): amendments of articles 48 (the executive chairman), 49 (other managing directors), 50 (committees of the board of directors), 53 (audit and compliance committee), 54 (appointments and remuneration committee), and 62 (submission of the annual accounts), in addition to inclusion of two new articles 49bis (coordinating director) and 54bis (risk supervision, regulation and compliance committee).

Seven.-	Rules and Regulations for the General Shareholders’ Meeting. Amendment of article 18 (information).

Eight.-
Delegation to the board of directors of the power to carry out the resolution to be adopted by the shareholders at the meeting to increase the share capital pursuant to the provisions of section 297.1.a) of the Spanish Capital Corporations Law.

Nine.-
Authorisation to the board of directors such that, pursuant to the provisions of section 297.1.b) of the Spanish Capital Corporations Law, it may increase the share capital on one or more occasions and at any time, within a period of three years, by means of cash contributions and by a maximum nominal amount of 2,890,266,786.50 euros, all upon such terms and conditions as it deems appropriate, depriving of effect, to the extent of the unused amount, the authorisation granted under resolution Ten II) adopted at the ordinary general shareholders’ meeting of 22 March 2013. Delegation of the power to exclude pre-emptive rights, as provided by section 506 of the Spanish Capital Corporations Law.

Ten.-

Ten A.
Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights (derechos de asignación gratuita) at a guaranteed price and power to use voluntary reserves from

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

retained earnings for such purpose. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation thereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Ten B.
Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital, and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Ten C.-
Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Ten D.
Increase in share capital by such amount as may be determined pursuant to the terms of the resolution by means of the issuance of new ordinary shares having a par value of one-half (0.5) euro each, with no share premium, of the same class and series as those that are currently outstanding, with a charge to reserves. Offer to acquire free allotment rights at a guaranteed price. Express provision for the possibility of less than full allotment. Delegation of powers to the board of directors, which may in turn delegate such powers to the executive committee, to establish the terms and conditions of the increase as to all matters not provided for by the shareholders at this general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of article 5 of the Bylaws to reflect the new amount of share capital and to execute such public and private documents as may be necessary to carry out the increase. Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign Stock Exchanges on which the shares of Banco Santander are listed (currently Lisbon, London, Milan, Buenos Aires, Mexico and, through ADSs, on the New York Stock Exchange) in the manner required by each of such Stock Exchanges.

Eleven.-

Eleven A.
Delegation to the board of directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including warrants) that are convertible into and/or exchangeable for shares of the Company. Establishment of the standards for determining the basis and methods for the conversion and/or exchange and grant to the board of directors of the power to increase share capital by the required amount, as well as to exclude the pre-emptive rights of shareholders. To deprive of effect, to the extent not used, the delegation of powers approved by resolution Twelve A II) of the shareholders acting at the ordinary general shareholders’ meeting of 22 March 2013.

Eleven B.-
Delegation to the board of directors of the power to issue fixed-income securities, preferred interests or debt instruments of a similar nature (including certificates, promissory notes and warrants) that are not convertible into shares.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Twelve.-
Remuneration system:  approval of maximum ratio between fixed and variable components of total remuneration of executive directors and other employees belonging to categories which professional activities impact significantly on the risk profile.

Thirteen.-
Approval, under items Thirteen A and Thirteen B, of the application of new plans or cycles for the delivery of Santander shares for implementation by the Bank and by companies of the Santander Group and linked to certain continuity requirements and the progress of the Group; under item Thirteen C, of the application of a plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom; and, under item Thirteen D, of the application of a plan for employees of Santander Insurance Services Limited and other companies of the Group in Ireland:

Thirteen A.	Fourth cycle of the Deferred and Conditional Variable Remuneration Plan
(Plan de Retribución Variable Diferida y Condicionada).

Thirteen B.	First cycle of the Performance Shares plan.

Thirteen C.
Plan for employees of Santander UK plc. and other companies of the Group in the United Kingdom by means of options on shares of the Bank linked to the contribution of periodic monetary amounts and to certain continuity requirements.

Thirteen D.	Plan for employees of Santander Insurance Services Limited and other companies of the Group in Ireland linked to the investment in shares of the Bank.

Fourteen.-
Authorisation to the board of directors to interpret, remedy, supplement, carry out and further develop the resolutions adopted by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

Fifteen.-	Annual report on directors’ remuneration.

At the meeting, the board of directors will report on the amendments to its Rules and Regulations approved since the last ordinary general shareholders’ meeting.

SUPPLEMENT TO THE CALL TO MEETING

Shareholders representing at least five per cent of the share capital may request the publication of a supplement to this call, including one or more items on the agenda. This right must be exercised by means of certified notice that must be received at the Company’s registered office within five days of the publication of this notice of the call to meeting, with a statement of the name of the shareholders exercising such right and of the number of shares held by them, as well as of the items to be included on the agenda, attaching a rationale or

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

substantiated proposals for resolutions concerning such items and, if appropriate, any other relevant documentation. The same shareholders holding at least five per cent of the share capital may, by certified notice to be received at the registered office within five days of the publication of this notice of the call to meeting, submit duly grounded proposed resolutions concerning matters that are already included or must be included on the agenda, all as provided in section 519.2 of the Spanish Capital Corporations Law. The foregoing is without prejudice to the right of any shareholder, during the course of the general shareholders’ meeting, to make alternative proposals or proposals concerning items that need not be included on the agenda pursuant to the provisions of the Spanish Capital Corporations Law.

PARTICIPATION OF A NOTARY AT THE MEETING

The board of directors has resolved to request the presence of a Notary Public to record the minutes of the meeting pursuant to section 203 of the Spanish Capital Corporations Law, read together with section 101 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil) and article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.

RIGHT TO ATTEND THE MEETING

Every holder of any number of the Bank’s shares registered in the shareholder’s name five days prior to the date on which the general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to attend this meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under sections 184 and 522 et seq. of the Spanish Capital Corporations Law, the Bylaws and the Rules and Regulations for the Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the meeting, pursuant to the provisions of articles 27 and 34 of the Bylaws and articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting and on the terms and conditions described in the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com). The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means will cease operation on the Bank’s website (www.santander.com), at the Bank’s Internet address http://jga.bsan.mobi, and on the “Santander Accionistas” application for compatible mobile devices at 6:00 p.m. on 26 March 2014.

In addition, as permitted by the provisions of section 6 of article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the Board has resolved that attendance at the meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s website (www.santander.com) at 8:00 a.m. on 27 March 2014 (first call) and, if applicable, at 8:00 a.m. on the following day, 28 March 2014 (second call); shareholders (or

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

their representatives) wishing to attend remotely, whether on first or second call, must register no later than 9:00 a.m. on the relevant day. For those persons who attend the meeting remotely, the mechanisms for remote attendance will cease operation at the end of the general shareholders’ meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.

In reliance on the aforementioned provisions, the board of directors has developed the following rules applicable to proxy-granting and distance voting prior to the meeting and to remote attendance:

A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING

1.                Proxy-granting by remote means of communication

Means whereby a proxy may be granted

The remote means of communication that are valid to grant such proxy representation are the following:

(i)                Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com) or, if mobile devices are used, through the Bank’s Internet address  http://jga.bsan.mobi. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Accionistas” application, which they must have previously downloaded from Google Play or App Store, respectively.

The mechanisms to grant a proxy by electronic means must be such as properly guarantees the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use these proxy-granting mechanisms must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software applications and, by means thereof, an electronic signature:

(a)
Multi-Channel Agreement: shareholders who are individuals and who have already entered into a Multi-Channel Agreement with the Bank may rely upon it and use, for purposes of electronic proxy-granting, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Multi- Channel Agreement and shareholders that are legal entities (even if they have entered into a Multi-Channel Agreement) must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy- Granting and Remote Access (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication”).

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address  http://jga.bsan.mobi or through the “Santander Accionistas” application (for mobile devices compatible with the Android and Apple iOS operating systems), grant a proxy to another person to represent the shareholder at the meeting; all on the terms and conditions described in each case.

Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a director and/or the general secretary of the Bank or a remote attendee at the meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the directors and/or the general secretary and/or a remote attendee at the meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the meeting, beginning one hour prior to the time established for commencement of the meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person (physically or from a distance).

(ii)               Hand-delivery or postal correspondence

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person, for which purpose, if he/she physically attends the meeting, he/she must produce an identifying document when entering the premises where the meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered at any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080
Madrid.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register on the date and at the place where the general shareholders’ meeting is to be held, beginning one hour prior to the time established for commencement thereof.

2.                 Voting prior to the Meeting by remote means of communication

Means for casting a vote from a distance

The remote means of communication which are valid for purposes of casting a vote from a distance are the following:

(i)                 Electronic means:

In order to cast their vote from a distance by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address http://jga.bsan.mobi. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Accionistas” application, which they must have previously downloaded from Google Play or App Store, respectively.

The mechanisms to cast votes from a distance by electronic means must be such as properly guarantees security and the identity of the person casting the vote. To such end, shareholders who wish to use these voting mechanisms must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has executed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may cast his vote from a distance in connection with the items on the agenda for the general shareholders’ meeting, either through the “General Shareholders’ Meeting” section of the Bank’s website (www.santander.com) or, if using mobile devices, through the Bank’s Internet address  http://jga.bsan.mobi or through the “Santander Accionistas” application (for mobile devices compatible with the Android and Apple iOS operating systems), and all on the terms and conditions described in each case.

(ii)                Hand-delivery or postal correspondence:

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado número 683 F.D. 28080 Madrid.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

3.	Basic rules on voting and proxy-granting prior to the meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the meeting.

3.1.1           Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the meeting is to be held on first call, i.e., prior to midnight on 24
March 2014.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as are granted in writing and submitted by the proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place where the meeting is to be held, and beginning one hour prior to the time established for commencement thereof.

3.1.2           Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this general shareholders’ meeting, the board of directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call, i.e., prior to 6:00 p.m. on 26 March 2014. The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means shall cease operation on the Bank’s website (www.santander.com) and on the Bank’s Internet address http://jga.bsan.mobi and on the “Santander Accionistas” application (for compatible mobile devices) at 6:00 p.m. on 26 March 2014.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and submitted by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place of the meeting and beginning one hour prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1           Priorities among proxies, distance voting and attendance in person

(i)
Attendance at the meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall render said proxy or vote ineffective. Personal physical attendance will invalidate remote personal attendance.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(ii)
Likewise, the vote, irrespective of the means used to cast it, shall render ineffective any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2           Priorities based upon the means used to grant the proxy or cast the vote

(i)
In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall render void the vote cast electronically, whether previously or subsequently.

3.3                Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4               Other matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of section 126 of the Spanish Capital Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholders’ Helpline in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

4.                Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the general shareholders’ meeting, when so required for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

B)               REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby they can obtain a set of passwords in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)
Multi-Channel Agreement: individuals who have already entered into a Multi- Channel Agreement with the Bank may rely on it and use, for purposes of remote attendance, the passwords and electronic signature already available to them under such agreement.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the meeting: individuals who have not entered into a Multi-Channel Agreement and legal entities (even if they have entered into a Multi-Channel Agreement) must execute, for the sole purpose of remote attendance at the meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the meeting (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication”).

From the date of publication of the announcement of the call to meeting, the information and requirements to execute either of these agreements may be viewed on the Bank’s website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has his/her corresponding set of passwords and electronic signature, such shareholder may, through the “General Shareholders’ Meeting” section on the Bank’s website (www.santander.com), attend and vote at the meeting by remote means of communication in real time.

Remote attendance at the meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted on the Bank’s website and by those set forth in the Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:

(i)
Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the meeting and vote by remote means of communication shall register by logging on between 8:00 a.m. and 9:00 a.m. on the date of the meeting. No attendee registration shall be admitted outside of this time period.

In the event that the meeting is held on second call, attendees who have registered for the meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Attendees who wish to state before the Notary that they expressly leave the meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the meeting from a distance, including the votes that may be cast by them.

(ii)
Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the meeting and, where applicable, request information or clarifications in connection with the items on the agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the last general shareholders’ meeting and regarding the auditor’s report or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

Requests for information or clarification made by remote attendees will be answered in writing within seven days of the meeting, pursuant to the provisions of the Spanish Capital Corporations Law.

(iii)
Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub- section (i) above; in the event of alternative proposals, the provisions of the second paragraph of article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the secretary for the general shareholders’ meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the general shareholders’ meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the secretary for the meeting, the vote commences on the proposed resolutions at the premises where the meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(iv)
Other matters: Legal entities and those persons that do not reside in Spain must call the Shareholders’ Helpline in order to adapt, with proper safeguards, the mechanisms for attending the meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of section 126 of the Spanish Capital Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the general shareholders’ meeting when so required for technical or security reasons. The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the meeting.

For further information on proxy-granting and distance voting and remote attendance at the meeting, shareholders may write to the e-mail address  junta.accionistas@santander.com, call the Shareholders’ Line 91 276 92 90 or go to the Office of the Shareholder, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid). Further information is also available on the Company’s website (www.santander.com).

RIGHT TO RECEIVE INFORMATION

In addition to the provisions of section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting, shareholders may obtain from the Company, immediately and free of charge, the annual accounts, the management report and the auditor’s report for Financial Year 2013, as well as the consolidated accounts, the Group’s management report and the auditor’s report for such Financial Year.

In connection with items Six A, Six B, Eight, Nine, Ten A, Ten B, Ten C, Ten D, Eleven A and Twelve of the agenda, starting on the date of publication of the notice of the call to meeting, shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions and the mandatory reports prepared by the directors (or, in the case of item Twelve, of the detailed recommendation of the board of directors), as well as request that such documents be delivered or sent to them free of charge. Similarly, shareholders may also obtain, at the registered office of the Company, the full text of the other documents (including the annual report on directors’ remuneration) and other proposed resolutions submitted to the shareholders’ decisive or consultative vote at the general shareholders’ meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

Pursuant to the provisions of the Spanish Capital Corporations Law and the Rules and Regulations for the General Shareholders’ Meeting, from the publication of the call to the general shareholders’ meeting and until the seventh day, inclusive, prior to the holding thereof on first call, shareholders may deliver written requests for information or clarifications, or ask written questions that they consider relevant about the items on the agenda for the meeting. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning information accessible to the public that the Company has provided to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the last general shareholders’ meeting was held and concerning the auditor’s reports mentioned above.

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander. com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests for information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written request, bearing the handwritten signature of the requesting party, to the registered office of the Company.

DOCUMENTS AVAILABLE ON THE WEBSITE

Apart from the above-mentioned right to receive information, the following documents and information, amongst others, shall be available for viewing on the Company’s website (www.santander.com) as from the date of publication of the announcement of the call to meeting:

(i)	This notice of call to meeting.

(ii)	The total number of shares and voting rights on the date of the call to meeting.

(iii)
The annual accounts, the management report and the auditor’s report for Financial Year 2013, as well as the consolidated accounts, the Group’s management report and the auditor’s report for such Financial Year.

(iv)
The full text of the proposed resolutions regarding all of the items on the agenda for the general shareholders’ meeting, as well as, in connection with items Six A, Six B, Seven, Eight, Nine, Ten A, Ten B, Ten C, Ten D, Eleven A, Thirteen A and Thirteen B, the corresponding reports prepared by the directors, and with relation to item Twelve, the detailed recommendation of the board of directors.

(v)	The curriculum vitae of the individuals referred to in item Three of the agenda.

(vi)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the meeting and the documentation necessary for such purpose.

(vii)	The rules of operation of the Electronic Shareholders’ Forum.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(viii)	The Annual Corporate Governance Report.

(ix)	The Group’s Annual Report.

(x)	The current Bylaws, along with the resulting text of such Bylaws if the amendments proposed at the meeting are approved.

(xi)	The current Rules and Regulations for the General Shareholders’ Meeting, along with the resulting text of such Rules and Regulations if the amendment proposed at the meeting is approved.

(xii)	The current Rules and Regulations of the Board of Directors.

(xiii)	The Report of the Audit and Compliance Committee.

(xiv)	The Report of the Appointments and Remuneration Committee.

(xv)	The Annual Report on directors’ remuneration that is submitted to a consultative vote under item Fifteen of the agenda.

SPECIAL INFORMATION TOOLS

Pursuant to the provisions of section 539.2 of the Spanish Capital Corporations Law, the Bank has enabled on its website (www.santander.com) an Electronic Shareholders’ Forum (hereinafter, the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of section 539.4 of the Spanish Capital Corporations Law.

There may be published in the Forum proposals intended to be presented as a supplement to the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by Law, and voluntary proxy offers or solicitations.

The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate, nor may the Forum be a channel of communication between the Company and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the general shareholders’ meeting.

To access the Forum, shareholders must have previously signed one of the following agreements with the Bank, which will allow them to have a set of access codes for the Forum and, by means thereof, an electronic signature:

(a)
Multi-Channel Agreement: shareholders who are individuals and who have already entered into a Multi-Channel Agreement with the Bank may make use thereof, using the codes and electronic signature already available to them by virtue of such agreement.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

(b)
Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Multi- Channel Agreement and shareholders that are legal entities (even if they have entered into a Multi-Channel Agreement) must sign an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication”) for the sole purpose of accessing and using the Forum and, if applicable, of using the electronic voting and proxy mechanisms, without any charge by the Bank.

Legal entities that are not resident in Spain must call the Shareholders’ Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. The information and requirements for executing either of these documents can be viewed on the Bank’s website (www.santander.com) from the date of publication of the notice of the call to meeting. Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this notice of call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on such website of the Bank.

DATA PROTECTION

The personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy-granting and voting rights at the general shareholders’ meeting or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book- entry registries, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), will be processed (and included in files for which the Company is responsible) in order to manage and control both the shareholding relationship and the call to, holding and broadcasting of the general shareholders’ meeting, as well as to comply with its statutory obligations. Such data will be made available to the notary who is to attend the general shareholders’ meeting, and may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public to the extent that they are included in the information available on the website (www.santander.com) or are stated at the general shareholders’ meeting, the proceedings of which may be recorded by audiovisual means and broadcast on such website. By attending the general shareholders’ meeting (in person or from a distance), attendees consent to such recording and broadcast. The owners of such personal data may send their requests for access, correction, cancellation and challenge, in accordance with the provisions of Organic Law 15/1999, of 13 December, on the Protection of Personal Data, by written notice addressed to the registered office of the Company at Paseo de Pereda, números 9 al 12, Secretaría General, 39004 – Santander.

Santander, 21 February 2014
The General Secretary, Ignacio Benjumea

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date:	February 21, 2014	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President